UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15D-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the month of August 2003

FIAT S.p.A.

Via Nizza 250
Torino, Italy 10126

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F [X]          Form 40-F [  ]

Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes  [  ]          No [X]

CONCLUSION OF THE CAPITAL INCREASE
SIGNATURES

CONCLUSION OF THE CAPITAL INCREASE

After the offering of unexercised rights on the Stock Exchange carried out last week, the capital increase approved by the Board of Directors on June 26, 2003 was concluded, without the participation of the Underwriting Group.

All of the 367,197,108 Fiat ordinary shares offered to stockholders in the form of a rights offering at a price of 5 euros per share were subscribed, for an overall amount of 1,836 million euros.

The stockholder Ifil subscribed to 108,921,617 shares, which enabled it to maintain its stake of ownership of Fiat’s voting capital above 30 per cent.

Turin, August 12, 2003

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: August 12, 2003

FIAT S.p.A.

	BY:	/s/ Enrico Zecchini Enrico Zecchini Power of Attorney